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                          March 27, 2023

       Ivana Magovevi-Liebisch
       President and Chief Executive Officer
       Vigil Neuroscience, Inc.
       100 Forge Road, Suite 700
       Watertown, MA 02472

                                                        Re: Vigil Neuroscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 21,
2023
                                                            File No. 333-270710

       Dear Ivana Magovevi-Liebisch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gabriela
Morales-Rivera, Esq.